Exhibit 99.1

**GEON AND M.A. HANNA ANNOUNCE TOP MANAGEMENT TEAM
TO LEAD COMBINED POLYMER SERVICES COMPANY**

CLEVELAND – June 5, 2000 – The Geon Company (NYSE: GON) and The M.A. Hanna Company (NYSE: MAH) today announced a new senior management team to lead the $3.5 billion polymer services company that will be formed by the planned consolidation of the two organizations.

The appointments will take effect when the transaction closes, which is expected by August. Pending approval by shareholders of both companies and government regulators, Geon and Hanna will combine their global operations. The new company will be the world's largest polymer services company, offering a wide range of polymer technologies and operating in 22 countries.

As announced earlier, the chairman and chief executive officer of the new company will be Phillip D. Ashkettle, 54, now chairman, president and CEO of M.A. Hanna. He will have primary responsibility for corporate direction, external relations, and mergers and acquisitions. Reporting to Ashkettle will be:

- Thomas A. Waltermire, president and chief operating officer. Waltermire now serves as chairman and CEO of Geon.

- Peter B. Eckle and Donald J. Knechtges will share responsibility for the new company's aggressive growth through acquisitions and new ventures. Eckle is now senior vice president and chief development officer for M.A. Hanna. Knechtges is senior vice president of corporate technology and business development for Geon. In roles reporting to Waltermire, Knechtges will also have responsibility for the engineered films group, and Eckle will be charged with creating a material sourcing and logistics function.

- Dennis A. Cocco will lead communications and public affairs. He is now Geon's vice president of corporate and investor affairs. Christopher M. Farage will report to Cocco and will also be in charge of key communications and public affairs functions for the new company. He serves as director of investor relations for M.A. Hanna.

- Gregory L. Rutman will serve as corporate secretary and as general counsel. In the latter capacity, he will report to Waltermire. Rutman is currently vice president, chief legal officer and secretary for Geon.

- Glenn E. Higby will be responsible for safety, health and environmental protection. He now serves as Geon's director of quality, environment and safety.

As president and COO of the combined company, Waltermire, 50, will be responsible for operations, organic growth, most corporate staff functions and e-business strategies. Reporting to Waltermire will be:

- David B. Knowles, who will be in charge of resin distribution. He is now president of resin distribution for M.A. Hanna.

- John E. Quinn will be responsible for rubber compounding and related businesses. He is currently M.A. Hanna's president of rubber compounding.

- Denis L. Belzile will be in charge of specialty resins and formulators. He now serves as vice president and general manager of this business group for Geon.

- Michael L. Rademacher, senior vice president, plastics Americas for M. A. Hanna; V. Lance Mitchell, vice president and general manager, compounds, for Geon; and Garth W. Henry, executive vice president, international operations, for M.A. Hanna, will hold senior positions in the new company's worldwide plastics compounding and color concentrates businesses. These executives will put a new organization in place that focuses on customer markets, operational excellence, and shares market and technical information globally.

- W. David Wilson will be chief financial officer. He is now vice president and chief financial officer for Geon.

- Diane J. Davie will be responsible for human resources and organization growth. She serves as vice president of human resources for Geon.

- Kenneth M. Smith will be in charge of the information technology function. He is now Geon's vice president of information technology.

In addition, Michael S. Duffey, senior vice president of finance and administration and chief financial officer for M.A. Hanna, and Knechtges were named to head the consolidated company's integration programs.

"These choices were difficult because of the outstanding leadership we had to choose from in both companies," said Ashkettle. "But we promised that we would fill these senior management positions promptly, and we have done that. Now we intend to move briskly to put in place a solid team from both Hanna and Geon."

Said Waltermire: "Phill and I are very pleased with this team, and just as important, with the overall talent that will exist across the new company. We are confident that this team will deliver on our commitment to growth and profitability. The path to this commitment is clear: we will focus on creating real value for our customers."

Under terms of the consolidation agreement announced May 8, and approved by both companies' boards of directors:

- Waltermire will succeed Ashkettle as CEO on January 1, 2002, and as chairman at the annual shareholder meeting in 2004.

- The corporate headquarters will be at a new site in Greater Cleveland, as yet undetermined. The new company will have more than 10,000 employees, 80 manufacturing sites and an extensive distribution network worldwide.

- The new organization is developing a new name.

In addition:

- Geon and Hanna have aggressive plans to improve their current performance and both companies believe consolidation will accelerate this potential. In addition, Geon and Hanna are targeting an initial profit improvement goal of at least $50 million by 2002.

- The combined company will have operations in plastic compounding, specialty resins and formulators, engineered films, colorants and additives, rubber processing, and polymer distribution.

Geon is known for its capabilities in vinyl materials, operations, information technology and e-commerce, while M.A. Hanna brings strengths in size, multi-polymer-based products and international presence. The two companies share business philosophies in key areas such as customer-focused teams, value-added selling and aggressive growth. Together, they can offer a breadth of technologies and services that will establish the new company as the leader in every area in which it operates.

M.A. Hanna Company, headquartered in Cleveland, is a $2.3 billion international specialty polymers company focused on the plastics and rubber industries through its operations in North America, Europe and Asia. Its primary businesses are plastics compounding and color and additive systems, rubber compounding and color and additives, and distribution of plastic resins and engineered plastic shapes. Information on the company's products and services, as well as investor presentations and details of its financial performance, is available at http://www.mahanna.com.

The Geon Company is a leading North American-based polymer services and technology company with operations in vinyl compounds, specialty vinyl resins and formulations, engineered films, and other value-added products and services. Headquartered in Avon Lake, Ohio, The Geon Company and its subsidiaries employ more than 3,200 people and have 30 manufacturing plants in the United States, Canada, England and Australia, and joint ventures in the United States, Canada, England, Australia, Singapore and Colombia. Information on the Company's products and services, as well as news releases, EDGAR filings, Form 10-K, 10-Q, etc. is available on the Internet at http://www.geon.com.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This release contains statements concerning trends and other forward-looking information affecting or relating to Geon and M.A. Hanna and their respective industry that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the proposed transaction described in this release are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) the risk that the M.A. Hanna and Geon businesses will not be integrated successfully; (2) inability to achieve or delays in achieving savings related to business consolidation and restructuring programs; (3) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (4) costs related to the proposed transaction; (5) inability to obtain, or meet conditions imposed for, governmental approvals for the merger; (6) fluctuations in raw material prices and supply, in particular fluctuations outside the normal range of industry cycles; (7) failure of the Geon or Hanna stockholders to approve the proposed transaction; (8) unanticipated costs or difficulties in the operation of Oxy Vinyls LP.

In connection with the business combination transaction, Geon and M.A. Hanna expect to file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Geon and M.A. Hanna expect to send the joint proxy statement/prospectus to their respective stockholders seeking their approval of the proposed business combination transaction. We urge investors and stockholders to read the joint proxy statement/prospectus carefully when it is available.

The joint proxy statement/prospectus will contain important information about the resulting company, Geon, M.A. Hanna, the proposed business combination transaction, and related matters. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and these documents, once available, as well as other filings made by Geon and M.A. Hanna with the Commission through the website maintained by the Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents, once available, may also be obtained by Geon stockholders by directing a request to Geon at One Geon Center, Avon Lake, Ohio 44012 Attention: Corporate Secretary and by M.A. Hanna stockholders by directing a request to M.A. Hanna at Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2304